UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2025

Commission File No. 001-42797

BULLISH

10A Building A, 60 Nexus Way, Camana Bay,
George Town, Grand Cayman, Cayman Islands, KY1-9005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 7, 2025, Bullish issued a press release titled “Bullish releases September 2025 monthly metrics.” A copy of the press release and the monthly metrics for September 2025 are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Bullish dated October 7, 2025
99.2	Monthly Metrics Report for September 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BULLISH

Date: October 7, 2025	By:	/s/ Jose A. Torres
Jose A. Torres
Chief Accounting Officer